

Mail Stop 4561

January 7, 2016

Engchoon Peh
Chief Executive Officer
Road Marshall, Inc.
194 Pandan Loop #05-08
Singapore 128383

>   **Re: Road Marshall, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 11, 2015**
>   **File No. 333-208472**

Dear Mr. Peh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have no or nominal assets and your operations to date appear to have been primarily organizational. As such, we believe you are a shell company pursuant to Securities Act Rule 405. Please disclose your shell company status on the prospectus cover page and in the summary and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

2.   Please include information about the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Cover Page

3. We note the disclosure on the cover page that your chief executive officer and chief operating officer together own approximately 64% of the voting power of your outstanding capital stock and, if all shares offered in the prospectus are sold, will control 50.33% of your voting power after the offering. Please revise this disclosure to note, if true, that your officers and directors together currently own 100% of your outstanding voting stock and disclose the amount they will control if all securities being offered are sold. Make similar revisions to the risk factor on page 8.

Prospectus Summary, page 2

4. Please revise your disclosure in this section to more clearly convey the nature of your proposed business. Briefly describe your Road Marshall application and your plans to monetize it. Furthermore, disclose what you have accomplished to date in furtherance of your business plan and what remains to be accomplished for you to begin generating revenue.

5. Please disclose that you have not generated any revenue and your accumulated loss. Also, disclose the number of times your application has been downloaded and/or the number of current users.

6. Please disclose the implications of being an emerging growth company under the Jobs Act in this section of the prospectus.

Risk Factors, page 5

7. We note that you currently do not have any cash and that you are substantially dependent on Mr. Peh for additional capital. Please provide a relevant risk factor. Disclose the current rate at which you use funds in your operations and state the minimum period of time you will be able to conduct planned operations using currently-available capital resources. To the extent that you perceive a deficiency in capital resources, alert investors to the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.

8. Since it appears that your directors and officers reside outside the United States, please provide a risk factor pertaining to the difficulty that U.S. shareholders would face in effecting service of process against them. This risk factor should address the risk U.S. shareholders face in:

    - effecting service of process within the United States on your officers;
    - enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;

- enforcing judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and
- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

"Major network failures could have an adverse effect on our business . . . ," page 5

9. You state that you depend on third parties for some elements of your technology infrastructure that would require significant time and resources to replace. If these relationships are based on contracts, please describe your contractual arrangements in the prospectus and provide us with your analysis as to whether the applicable contracts should be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

"We will incur ongoing costs and expenses for SEC reporting and compliance . . . ," page 12

10. You state that you will be subject to the reporting requirements of the Securities Exchange Act of 1934. Please confirm that you intend to file a Form 8-A to register your common stock under the Exchange Act. If not, revise to alert investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. Explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Consider including this information in a separate risk factor.

Description of Business, page 15

11. We note the disclosure in this section and other sections throughout the prospectus that you do not have a formal agreement for the transfer of ownership of the mobile application. Please include a relevant risk factor. Also, file as an exhibit the board minute related to the transfer of ownership of the application.

Plan of Distribution, page 20

12. Please revise to also disclose the selling security holders' plan of distribution, including the fact that they are underwriters and that they must sell the securities offered pursuant to the registration statement at a fixed price for the duration of the offering.

Directors and Executive Officers and Corporate Governance, page 23

13. Please revise this section to disclose the number of hours per week that each manager intends to devote to your operations. Include risk factor disclosure that addresses possible conflicts of interest faced by management as a result of their outside activities.

Certain Relationships and Related Transactions, page 26

14.   Please disclose in this section the additional paid in capital attributed to Mr. Peh, as disclosed in Note 8 to the company's financial statements. Also, disclose the loan made by Mr. Peh for the payment of the fees associated with this filing, as indicated in the first paragraph, third sentence, on page 14, and file the related note as an exhibit to your registration statement. Refer to Items 404(d) and 601(b)(10) of Regulation S-K. See also Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Exhibits to Registration Statement, page 28

15.   Please file the instrument that defines the rights of the common stock being registered. Refer to Item 601(b)(4) of Regulation S-K.

Undertakings, page 29

16.   We note that your undertakings include citation to Rule 383(b) throughout. Please revise to cite to Rule 424(b). Refer to Item 512 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information
Technologies and Services